November 30, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (516)683-8344

Joseph R. Ficalora
President and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

Re:	New York Community Bancorp, Inc.
Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
File No. 001-31565

Dear Mr. Ficalora:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Discussion and Reconciliation of GAAP and Operating Earnings, page
6,
and Discussion and Reconciliation of GAAP and Cash Earnings, page
7

1. Please tell us in detail why you have adjusted your Operating Earnings, a non-GAAP financial measure, to eliminate recurring items such as gains of sales of branches and bank-owned property and merger-related expenses. Refer to the guidance in Item 10(e)(ii)(B)
of Regulation S-K. Also revise your disclosures in future filings as necessary.

2. Please provide us with a reconciliation of each per share basis non-GAAP financial measure to the GAAP financial measure of earnings per share, and explain how these measures are used by management and in what way they provide meaningful information to investors. Refer to the guidance provided by Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
Please
revise your disclosures in future filings.

3. Please provide us with and include in future filings, all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measures that are referenced within Management`s Discussion and
Analysis or other items, including but not limited to:
* Tangible stockholders` equity (page 7) or capital (page 14);
* Tangible assets (page 31);
* Tangible book value per share (page 31); and
* Efficiency ratio on an operating basis (page 39).


Liquidity, Off-balance Sheet Arrangements and Contractual
Commitments, and Capital Position, page 28

4. Please revise in future to provide within your separately-captioned section of Management`s Discussion and Analysis a robust discussion of your off-balance sheet arrangements which includes all items required by Item 303(a)(4) of Regulation S-K.


* * * * *


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3490 if you have questions.


Sincerely,



      Donald Walker
Senior Assistant Chief Accountant
Joseph R. Ficalora
New York Community Bancorp, Inc.
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